Skadden, Arps, Slate, Meagher & Flom

	世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES
Partners		-----------
Geoffrey Chan *		BOSTON
Shu Du *		CHICAGO
Andrew L. Foster *		HOUSTON
Chi T. Steve Kwok *		LOS ANGELES
Edward H.P. Lam ¨*		NEW YORK
Haiping Li *		PALO ALTO
Rory McAlpine ♦		WASHINGTON, D.C.
Jonathan B. Stone *		WILMINGTON
Paloma P. Wang♦		-----------
♦ (Also Admitted in England & Wales)		BEIJING
* (Also Admitted in New York)		BRUSSELS
FRANKFURT
LONDON
MUNICH
PARIS
SÃO PAULO
SEOUL
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SINGAPORE
TOKYO
TORONTO

October 16, 2023

VIA EDGAR

Ms. Erin Purnell

Mr. Thomas Jones

Ms. Melissa Gilmore

Mr. Kevin Stertzel

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lotus Technology Inc. (CIK No. 0001962746)

Response to the Staff’s Comments on the Draft Registration
Statement on Form F-4 Confidentially Submitted September 15, 2023

Dear Ms. Purnell, Mr. Jones, Ms. Gilmore and Mr. Stertzel,

On behalf of our client, Lotus Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 29, 2023 on the Company’s draft registration statement on Form F-4 confidentially submitted on September 15, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission.

U.S. Securities and Exchange Commission

October 16, 2023

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated September 29, 2023, the Company has updated the Registration Statement to include its unaudited interim condensed consolidated and combined financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 as well as other updates.

Amendment No. 2 to Draft Registration Statement on Form F-4 submitted September 15, 2023

Information about Lotus Tech, page 225

1.	We note your response to prior comment 4. Please revise the proxy statement/prospectus to include the information provided in the response letter.

In response to the Staff’s comment, the Company has revised the disclosure on page 242 of the Registration Statement.

General

2.	We note the changes you made to your disclosure appearing in Risk Factors relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 12, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the July 12, 2023 amendment.

In response to the Staff’s comment, the Company has restored the disclosure in Risk Factors relating to legal and operational risks associated with operating in China and PRC regulations in the Registration Statement.

*      *      *

U.S. Securities and Exchange Commission

October 16, 2023

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Qingfeng Feng, Director and Chief Executive Officer, Lotus Technology Inc.

Alexious Lee, Director and Chief Financial Officer, Lotus Technology Inc.

Chinta Bhagat, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp

Scott Chen, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jesse Sheley, Partner, Kirkland & Ellis International LLP

Steve Lin, Partner, Kirkland & Ellis International LLP

Joseph Casey Raymond, Partner, Kirkland & Ellis International LLP

Justin You Zhou, Partner, Kirkland & Ellis International LLP

John Fung, Partner, KPMG Huazhen LLP